Schwab Capital Trust - Exhibit 77M

On May 21, 2009, the Laudus U.S. MarketMasters
Fund (the "Fund"), a series of Schwab
Capital Trust (the "Trust"), was merged into the Schwab Core Equity Fund, another series of the Trust. The merger was approved by each Fund's
Board of Trustees via written
consent on January 21, 2009.